UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 2, 2022

THE CHOSEN, LLC

(Exact name of registrant as specified in its charter)

Utah	82-3246222
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4 South 2600 West, Suite 5
Hurricane, UT 84737

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (435) 767-1338

Title of Securities issued pursuant to Regulation A: Class A Preferred Units

Item 1 Fundamental Changes

On September 2, 2022, The Chosen, LLC (the “Company”) sent a notice to VidAngel Inc. (a/k/a Angel Studios, Inc.) (“Angel Studios”) providing Angel Studios with notice of termination of the Exclusive Video-on-Demand and Subscription Video-on-Demand License Agreement between the Company and Angel Studios, dated November 26, 2019 (the “Agreement”). The Agreement was for certain distribution rights to the series “The Chosen”. The Agreement has a 3 year term ending November 25, 2022. By its terms, the license agreement would automatically renew for an extended period unless either party gave advance notice of its intent not to renew. As a result of the delivery of the termination notice, the Agreement will terminate at the end of its initial term, or November 25, 2022. Together with the notice, the Company extended an offer to Angel Studios, Inc. to enter into a new license agreement for certain distribution rights to existing and future seasons of “The Chosen”. Angel Studios, Inc. did not accept that offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 9, 2022

The Chosen, LLC

By: The Chosen Productions, LLC
Its: Manager

By:	/s/ Derral Eves
Derral Eves
Manager

The Chosen, LLC

By:	/s/ Derral Eves
Derral Eves
Principal Executive Officer, Principal
Financial Officer and Principal Accounting Officer